                                 United States
                      Securities and Exchange Commission
                             Washington, DC  20549



                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934


                         Net2000 Communications, Inc.
                     -------------------------------------
                               (Name of Issuer)



                    Common Stock, par value $.01 per share
                    ---------------------------------------
                        (Title of Class of Securities)



                                  64122G 10 3
                                  -----------
                                (CUSIP Number)



                                February 14, 2001
                                -----------------
             (Date of Event Which Requires Filing of This Statement)


                     Check the appropriate box to designate
               the rule pursuant to which this Schedule is filed:
                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

CUSIP No. 64122G 10 3                     13G                        Page 1 of 8

1.  Name of Reporting Person:
    TCG Holdings, L.L.C.

    IRS Identification Number of Above Person:
    N/A

2.  Check the Appropriate Box                           (a)[ ]
    if a Member of a Group                              (b)[X]

3.  SEC Use Only

4.  Citizenship or Place of Organization:
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

5.  Sole Voting Power                                        0

6.  Shared Voting Power                              3,796,486

7.  Sole Dispositive Power                                   0

8.  Shared Dispositive Power                         3,796,486

9.  Aggregate Amount Beneficially Owned
    by Each Reporting Person:                        3,796,486

10. Check Box if the Aggregate
    Amount in Row 9 Excludes
    Certain Shares                                         [ ]

11. Percent of Class Represented by
    Amount in Row 9                                       9.9%

12. Type of Reporting Person
    OO (Limited Liability Company)

CUSIP No. 64122G 10 3                     13G                        Page 2 of 8

1.  Name of Reporting Person:
    TC Group, L.L.C., d/b/a The Carlyle
    Group

    IRS Identification Number of Above Person:
    N/A

2.  Check the Appropriate Box if a Member of a Group                   (a)[ ]
                                                                       (b)[X]

3.  SEC Use Only

4.  Citizenship or Place of Organization:
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person with:
5.  Sole Voting Power                                                        0

6.  Shared Voting Power                                              3,796,486

7.  Sole Dispositive Power                                                   0

8.  Shared Dispositive Power                                         3,796,486

9.  Aggregate Amount Beneficially Owned                              3,796,486
    by Each Reporting Person:

10. Check Box if the Aggregate Amount in Row 9
    Excludes Certain Shares                                               [  ]

11. Percent of Class Represented by Amount in Row 9                       9.9%

12. Type of Reporting Person
    OO (Limited Liability Company)

   CUSIP No. 64122G 10 3                  13G                        Page 3 of 8

1.  Name of Reporting Person:
    TCG Ventures, L.L.C.
    IRS Identification Number of Above
    Person:
    52-2033506

2.  Check the Appropriate Box if a Member of a Group    (a)[ ]
                                                        (b)[X]

3.  SEC Use Only

4.  Citizenship or Place of Organization:
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person with:

5.  Sole Voting Power                                        0

6.  Shared Voting Power                              3,796,486

7.  Sole Dispositive Power                                   0

8.  Shared Dispositive Power                         3,796,486

9.  Aggregate Amount Beneficially Owned
    by Each Reporting Person:                        3,796,486

10. Check Box if the Aggregate Amount in Row 9
    Excludes Certain Shares                                [ ]

11. Percent of Class Represented by Amount in Row 9       9.9%

12. Type of Reporting Person
    OO (Limited Liability Company)

CUSIP No. 64122G 10 3                     13G                        Page 4 of 8

1.  Name of Reporting Person:
    TCG Ventures, Ltd.
    IRS Identification Number of Above
    Person:
    98-0182779

2.  Check the Appropriate Box if a Member of a Group    (a)[ ]
                                                        (b)[X]

3.  SEC Use Only

4.  Citizenship or Place of Organization:
    Cayman Islands

    Number of Shares Beneficially Owned by Each Reporting Person with:

5.  Sole Voting Power                                         0

6.  Shared Voting Power                                3,225,704

7.  Sole Dispositive Power                                     0

8.  Shared Dispositive Power                           3,225,704

9.  Aggregate Amount Beneficially Owned
    by Each Reporting Person:                          3,225,704

10. Check Box if the Aggregate Amount in Row 9
    Excludes Certain Shares                                 [ ]

11. Percent of Class Represented by Amount in Row 9         8.4%

12. Type of Reporting Person
    CO (Corporation)

   CUSIP No. 64122G 10 3                      13G              Page 5 of 8

1.  Name of Reporting Person:
    Carlyle U.S. Venture Partners, L.P.
    IRS Identification Number of Above
    Person:
    52-2038006

2.  Check the Appropriate Box if a Member of a Group    (a)[ ]
                                                        (b)[X]

3.  SEC Use Only

4.  Citizenship or Place of Organization:
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person with:

5.  Sole Voting Power                                        0

6.  Shared Voting Power                                355,260

7.  Sole Dispositive Power                                   0

8.  Shared Dispositive Power                           355,260

9.  Aggregate Amount Beneficially Owned
    by Each Reporting Person:                          355,260

10. Check Box if the Aggregate Amount in Row 9 Excludes
    Certain Shares                                         [ ]

11. Percent of Class Represented by Amount in Row 9       0.9%

12. Type of Reporting Person
    PN

   CUSIP No.  64122G 10 3                 13G                        Page 6 of 8

1.  Name of Reporting Person:
    Carlyle Venture Coinvestment, L.L.C.
    IRS Identification Number of Above
    Person:
    52-2033493

2.  Check the Appropriate Box if a Member of a Group    (a)[ ]
                                                        (b)[X]

3.  SEC Use Only

4.  Citizenship or Place of Organization:
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person with:

5.  Sole Voting Power                                        0

6.  Shared Voting Power                                215,522

7.  Sole Dispositive Power                                   0

8.  Shared Dispositive Power                           215,522

9.  Aggregate Amount Beneficially Owned
    by Each Reporting Person:                          215,522

10. Check Box if the Aggregate Amount in Row 9 Excludes
    Certain Shares                                         [ ]

11. Percent of Class Represented by Amount in Row 9       0.6%

12. Type of Reporting Person
    OO (Limited Liability Company)

   CUSIP No. 64122G 10 3                  13G                        Page 7 of 8

1.  Name of Reporting Person:
    Carlyle Venture Partners, L.P.
    IRS Identification Number of Above
    Person:
    98-0181877

2.  Check the Appropriate Box if a Member               (a)[ ]
    of a Group                                          (b)[X]

3.  SEC Use Only

4.  Citizenship or Place of Organization:
    Cayman Islands

    Number of Shares Beneficially Owned by Each Reporting Person with:

5.  Sole Voting Power                                        0

6.  Shared Voting Power                              2,678,660

7.  Sole Dispositive Power                                   0

8.  Shared Dispositive Power                         2,678,660

9.  Aggregate Amount Beneficially Owned
    by Each Reporting Person:                        2,678,660

10. Check Box if the Aggregate Amount in Row 9
    Excludes Certain Shares                                [ ]

11. Percent of Class Represented by Amount in Row 9       7.0%

12. Type of Reporting Person
    PN

   CUSIP No. 64122G 10 3                  13G                        Page 8 of 8

1.  Name of Reporting Person:
    C/S Venture Investors, L.P.

    IRS Identification Number of Above
    Person:
    98-0181878

2.  Check the Appropriate Box if a Member of a Group    (a)[ ]
                                                        (b)[X]

3.  SEC Use Only

4.  Citizenship or Place of Organization:
    Cayman Islands

    Number of Shares Beneficially Owned by Each Reporting Person with:

5.  Sole Voting Power                                        0

6.  Shared Voting Power                                547,044

7.  Sole Dispositive Power                                   0

8.  Shared Dispositive Power                           547,044

9.  Aggregate Amount Beneficially Owned
    by Each Reporting Person:                          547,044

10. Check Box if the Aggregate Amount in Row 9 Excludes
    Certain Shares                                         [ ]

11. Percent of Class Represented by Amount in Row 9       1.4%

12. Type of Reporting Person
    PN

                                  SCHEDULE 13G

Item 1(a).  Name of Issuer:
            Net2000 Communications, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            2020 K Street, N.W., 6th Floor
            Washington, D.C.  20006

Item 2(a).  Name of Person Filing:
            TCG Holdings, L.L.C.
            TC Group, L.L.C.
            TCG Ventures, L.L.C.
            TCG Ventures, Ltd.
            Carlyle U.S. Venture Partners, L.P.
            Carlyle Venture Coinvestment, L.L.C.
            Carlyle Venture Partners, L.P.
            C/S Venture Investors, L.P.

Item 2(b).  Address of Principal Business Office:
            c/o The Carlyle Group
            1001 Pennsylvania Ave, NW
            Suite 220 South
            Washington, D.C.  20004-2505

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Item 2(c).  Citizenship:
            TCG Holdings, L.L.C. - Delaware
            TC Group, L.L.C. - Delaware
            TCG Ventures, L.L.C. - Delaware
            TCG Ventures, Ltd. - Cayman Islands
            Carlyle U.S. Venture Partners, L.P. - Delaware
            Carlyle Venture Coinvestment, L.L.C. - Delaware
            Carlyle Venture Partners, L.P. - Cayman Islands
            C/S Venture Investors, L.P. - Cayman Islands

Item 2(d).  Title of Class of Securities
            Common Stock, par value $.01 per share

Item 2(e).  CUSIP Number
            64122G 10 3

Item 3.     Not applicable.

Item 4.    Ownership

                                                                 Sole        Shared power    Sole power
                                     Amount                      power to    to vote or      to dispose     Shared power to
        Reporting Person             beneficially   Percent of   vote or     to direct         or to         dispose or to
                                     owned:         class:       direct      the vote:       direct the       direct the
                                                                 the vote:                 disposition of   disposition of
- ---------------------------------------------------------------------------------------------------------------------------

TCG Holdings, L.L.C.                     3,796,486         9.9%           0      3,796,486            0          3,796,486
- ---------------------------------------------------------------------------------------------------------------------------
TC Group, L.L.C.                         3,796,486         9.9%           0      3,796,486            0          3,796,486
- ---------------------------------------------------------------------------------------------------------------------------
TCG Ventures, L.L.C.                     3,796,486         9.9%           0      3,796,486            0          3,796,486
- ---------------------------------------------------------------------------------------------------------------------------
TCG Ventures, Ltd.                       3,225,704         8.4%           0      3,225,704            0          3,225,704
- ---------------------------------------------------------------------------------------------------------------------------
Carlyle U.S. Venture Partners, L.P.        355,260         0.9%           0        355,260            0            355,260
- ---------------------------------------------------------------------------------------------------------------------------
Carlyle Venture Coinvestment, L.L.C.       215,522         0.6%           0        215,522            0            215,522
- ---------------------------------------------------------------------------------------------------------------------------
Carlyle Venture Partners, L.P.           2,678,660         7.0%           0      2,678,660            0          2,678,660
- ---------------------------------------------------------------------------------------------------------------------------
C/S Venture Investors, L.P.                547,044         1.4%           0        547,044            0            547,044
- ---------------------------------------------------------------------------------------------------------------------------


          Each of the entities listed below is the record owners of the number of shares of Common Stock, par value $.01 per share, of Net2000 Communications, Inc. (the "Common Stock") set forth opposite such entities name below:



                 Record Holders                            Shares Held of Record
                 --------------                            ---------------------

Carlyle Venture Partners, L.P.                                         2,678,660
C/S Venture Investors, L.P.                                              547,044
Carlyle U.S. Venture Partners, L.P.                                      355,260
Carlyle Venture Coinvestment, L.L.C.                                     215,522

        TCG Ventures, Ltd., is(i) the sole general partner of Carlyle Venture Partners, L.P. and (ii) the general partner of C/S Venture Investors, L.P. TCG Ventures, L.L.C. (i) owns 100% of the outstanding capital stock of TCG Ventures, Ltd., (ii) is the sole general partner of Carlyle U.S. Venture Partners, L.P. and (iii) is the sole managing member of Carlyle Venture Coinvestment, L.L.C. TC Group, L.L.C. is the sole member of TCG Ventures, L.L.C. TCG Holdings, L.L.C. is the sole managing member of TC Group, L.L.C. Accordingly, (i) TCG Ventures, Ltd., TCG Ventures, L.L.C., TC Group, L.L.C. and TCG Holdings, L.L.C. each may be deemed to be a beneficial owner of the shares of Common Stock owned of record by each of Carlyle Venture Partners, L.P. and C/S Venture Investors, L.P., and
(ii) TCG Ventures, L.L.C., TC Group, L.L.C. and TCG Holdings, L.L.C. each may be deemed to be beneficial owners of the shares of Common Stock owned of record by Carlyle U.S. Venture Partners, L.P. and Carlyle Venture Coinvestment, L.L.C.


        William E. Conway, Jr., Daniel A. D'Aniello and David M. Rubenstein are managing members of TCG Holdings, L.L.C. and, in such capacity, may be deemed to share beneficial ownership of shares of Common Stock beneficially owned by TCG Holdings, L.L.C. Such individuals expressly disclaim any such beneficial ownership.

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement has been filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6:   Ownership of More than Five Percent on Behalf of Another Person:
          Not applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
          Not applicable.

Item 8:   Identification and Classification of Members of the Group.
          Not applicable.

Item 9:   Notice of Dissolution of Group
          Not applicable.

Item 10:  Certification
          Not applicable.

                              Signature Page 1 of 3

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date     February 14, 2001

                         TCG HOLDINGS, L.L.C.

                         By:    /s/ William E. Conway, Jr.
                                -----------------------
                         Name:  William E. Conway, Jr.
                         Title: Managing Director


                         TC GROUP, L.L.C.

                         By:    TCG Holdings, L.L.C., its Managing Member

                         By:    /s/ William E. Conway, Jr.
                                -----------------------
                         Name:  William E. Conway, Jr.
                         Title: Managing Director

                              Signature Page 2 of 3

                         TCG VENTURES, L.L.C.

                         By:    TC Group, L.L.C., its Sole Member
                         By:    TCG Holdings, L.L.C., its Managing Member

                         By:    /s/ William E. Conway, Jr.
                                ------------------------
                         Name:  William E. Conway, Jr.
                         Title: Managing Director


                         CARLYLE U.S. VENTURE PARTNERS, L.P.
                         By:    TCG Ventures, L.L.C., its General Partner
                         By:    TC Group, L.L.C., its Sole Member
                         By:    TCG Holdings, L.L.C., its Managing Member

                         By:    /s/ William E. Conway, Jr.
                                -----------------------
                         Name:  William E. Conway, Jr.
                         Title: Managing Director


                           CARLYLE VENTURE COINVESTMENT, L.L.C.
                         By:    TCG Ventures, L.L.C., its Managing Member
                         By:    TC Group, L.L.C., its Sole Member
                         By:    TCG Holdings, L.L.C., its Managing Member

                         By:    /s/ William E. Conway, Jr.
                                -----------------------
                         Name:  William E. Conway, Jr.
                         Title: Managing Director

                              Signature Page 3 of 3


                         TCG VENTURES, LTD.

                         By:    TCG Ventures, L.L.C., its Sole Shareholder
                         By:    TC Group, L.L.C., its Sole Member
                         By:    TCG Holdings, L.L.C., its Managing Member

                         By:    /s/ William E. Conway, Jr.
                                ------------------------
                         Name:  William E. Conway, Jr.
                         Title: Managing Director


                         CARLYLE VENTURE PARTNERS, L.P.

                         By:    TCG Ventures, Ltd., its General Partner
                         By:    TCG Ventures, L.L.C., its Sole Shareholder
                         By:    TC Group, L.L.C., its Sole Member
                         By:    TCG Holdings, L.L.C., its Managing Member

                         By:    /s/ William E. Conway, Jr.
                                -----------------------
                         Name:  William E. Conway, Jr.
                         Title: Managing Director


                         C/S VENTURE INVESTORS, L.P.

                         By:    TCG Ventures, Ltd., its Managing General
                                Partner
                         By:    TCG Ventures, L.L.C., its Sole Shareholder
                         By:    TC Group, L.L.C., its Sole Member
                         By:    TCG Holdings, L.L.C., its Managing Member

                         By:    /s/ William E. Conway, Jr.
                                -----------------------
                         Name:  William E. Conway, Jr.
                         Title: Managing Director

                                  EXHIBIT INDEX

EXHIBIT                             DESCRIPTION

99.1                                JOINT FILING AGREEMENT